SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For January, 27th 2004

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes     No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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Dresdner  Bank's  Institutional  Restructuring  Unit (IRU)  sells  nearly
(euro)2 billion of assets - largest transaction to date


The Institutional Restructuring Unit (IRU) of Dresdner Bank has sold a portfolio of nearly (euro)1.9 billion of North American loans - its largest transaction to date. The portfolio was sold during a six-week period in November and December 2003 and the process involved individual assets sales as well as smaller auctions.

The portfolio sold included both performing as well as distressed loans. Bidders included investment banks and hedge funds worldwide. Dresdner Kleinwort Wasserstein acted as financial advisor to the transaction.

"This was our largest and fastest transaction to date," says Jan Eric Kvarnstrom, CEO of the IRU and member of the Dresdner Bank Board of Managing Directors. "We have stepped up the speed of reducing our portfolio since late October and successfully seized on the large appetite in the secondary loan market right now."

"The IRU is making better progress than expected," says Herbert Walter, Chairman of the Dresdner Bank Board of Managing Directors. "The rapid dismantling of the non-strategic loan portfolio allows us to concentrate more intensely on our strategic business and therefore our customers and markets."



When IRU took up its activities to reduce the Bank's non-strategic asset portfolio in the beginning of 2003, this business unit managed a volume of

(euro)36 billion of loan exposure, of which (euro)7.2 billion was booked in North America. As of September 2003, IRU had managed to reduce the total portfolio by some (euro)12 billion.

Other IRU milestone transactions to date include an auction sale of North American and European loans to a single bidder in May 2003 (total of (euro)511 million of assets sold), as well as an auction of (euro)125 million of Asian loans in September to a number of bidders. The other reductions have been achieved via individual asset sales, loan limit reductions, pre-payments, contractual maturities and amortizations.


These assessments are, as always, subject to the disclaimer provided below.

Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words `may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate, (ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences.

The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.


Released by: Dresdner Bank AG, Press
60301 Frankfurt/Main, Tel: +49 69 2631-2631, Fax: +49 69 263-15839
www.dresdner-bank.com/press
27th January 2004

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            ALLIANZ AKTIENGESELLSCHAFT



                              By:    /s/ Dr. Reinhard Preusche
                                   ---------------------------------------------
                                   Dr. Reinhard Preusche
                                   Group Compliance



                              By:    /s/ Dr. Giovanni Salerno
                                   ----------------------------
                                   Dr. Giovanni Salerno
                                   Group Compliance


Date:    January 27th 2004